CITY MEDIA, INC.
4685 South Highland Drive, Suite 202   ●   Salt Lake City, UT 84117   ●   (801) 278-9424

May 5, 2011

Michael Seaman, Esq.
Gregory Dundas, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
199 F Street, NE.
Washington, D.C. 20549

Re:                      City Media, Inc.
Registration statement on Form S-1
File No. 333-171488

Dear Gentlemen:

We respond herewith to your comment letter covering our Registration Statement on Form S-1, filed December 30, 2010.  We appreciate your consideration and assistance in this endeavor.  We include herewith an amendment to our Registration Statement on Form S-1 incorporating the changes as requested.  To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your letter dated January 26, 2011, are quoted below and are followed in each case by the Company’s response thereto.

Prospectus Cover Page

Comment No. 1

We note that you refer, both on the cover page and elsewhere in the prospectus, to “selling security holders” and “the selling security holder.”  Please revise to clarify that there are multiple holders whose shares are being registered for resale.

Response

We have made the changes requested throughout the document to indicate that there are multiple selling security holders.

Comment No. 2

You indicate that your common stock is not currently listed or quoted on any exchange or market.  However, on page 10, under Selling Security Holder, you seem to suggest that you will be applying in the near future to have your shares quoted on the OTCBB, the Pink Sheets, or some other market.  Please revise to clarify your intentions in this regard, on the cover page and throughout the filing, as appropriate.

Response

We have modified the language as requested.  Please see pages 3, 12, 13, 16, and 32.

Comment No. 3

The registration of 100% of the outstanding shares “at the market” appears to be inconsistent with Rule 415(a)(4) of Regulation C, which restricts the registration of an “at-the-market” offering to offerings into an existing trading market for outstanding shares of the same class” as well as to offerings that are not by or on behalf of the registrant.  Please revise to price the offering or provide the staff with an analysis and authority for such resale registration “ at the market.”

Response

The offering has been modified to reduce the number of shares being registered and to place a price on the sale of the shares.  Please see pages 2, 3, 6, and 14-16.

Prospectus Summary, page 4

Comment No. 4

Disclose that the company’s assets and liabilities, accumulated deficit, and net loss for the last two fiscal years.  Disclose also that the company is dependent on revenue from one or more future securities offerings in order to be able to continue its operations and attain profitability.  Discuss the expected timing of any such offerings.

Response

The disclosures have been added as requested.  Please see page 6.

Comment No. 5

In view of the other activities that the officers and directors appear to be involved in according to the “Business Experience” disclosure on page 21, disclose here and in risk factor, if appropriate, the other business interests of your officers, and the percentage of their business time that the officers expect to devote to the company.

Response

The additional disclosure has been added to page 6 and to “Risk Factors” on page 10.

Risk Factors, page 6

Comment 6

Some of your risk factors make statements that “there can be no assurance” or use similar language regarding assurances or guarantees that a given event might happen or your ability to predict whether a given event might happen.  Please revise this section to eliminate this type of language.  The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees or make predictions.

Response

The language has been modified.  Please see Risk Factors, beginning on page 8.

Comment No. 7

Please disclose the risk that this secondary offering may reduce demand for the company’s common shares and thereby increase the difficulty of selling equity capital in the future.

Response

The additional risks have been added to Risk Factors on pages 11 and 12.

Our inability to attract and maintain key personnel . . . ,page 7

Comment No. 8

Please revise to quantify, for example, how many additional personnel you expect to need in what time frame, and what type of personnel.

Response

The additional disclosure has been added to page 10.

Selling Security Holder, page 10

Comment No. 9

Revise to disclose that none of the selling stockholders is a broker/dealer or an affiliate of any broker/dealer.  Otherwise, disclose which selling stockholders fall under such categories.

Response

We have revised the second paragraph on page 14 to disclose that, to the best of our knowledge, none of selling security holders are broker/dealer or an affiliate of any broker/dealer.

Description of Business
History, page 14

Comment No. 10

Please disclose Charta’s business reasons for the merger with City Media.

Response

We have included a third paragraph under “Description of Business; History” on page 18 to disclose Charta’s business reasons for the merger with City Media.

Distribution and Marketing Plan, page 16

Comment No. 11

This section seems to indicate that you are not targeting high traffic commercial or retail locations.  This is inconsistent with your disclosure elsewhere, including above under Target Demographics / Customers.  Please reconcile your disclosure throughout the prospectus.

Response

The disclosure has been revised.  Please see page 19.

Directors, Executive Officers, Promoters and Control Persons, page 21

Comment No. 12

Please revise the description of Mr. Howells’ business experience, to clarify what kind of business Jenson Services is, how large an enterprise it is, and the nature of Mr. Howells’ work as an employee there, at least during the last five years.  Also, briefly identify the other businesses mentioned.  Do the same for Messrs. Trimble and Jenson.

Response

Mr. Howells’ business experience has been modified, as requested, with further disclosure regarding Jenson Services and the other businesses mentioned on page 25.  The same has also been done for Messrs. Trimble and Jenson.

Plan of Distribution, page

Comment No. 13

In the sixth paragraph, with respect to compliance with applicable law, please state that the selling shareholders will comply with Regulation M.

Response

The Regulation M language has been added to the sixth paragraph.  Please see page 17.

Plan of Operations, Page 19

Comment No, 14

Please revise to disclose the expected timing for any future securities offerings.

Response

The additional disclosure regarding the expected timing of any future securities offerings has been added to the “Plan of Operations” on page 23.

Executive Compensation, Page 23

Comment No. 15

Please describe any plans for future compensation of officers or state that there are no such plans.

Response

We currently have no plans to compensate our directors or our executive officers, and this disclosure has been added to page 27 under “Executive Compensation.”

Additional Information, page 30

Comment No. 16

Please revise to include the Commission’s current address:  100 F Street, NE, Washington, D.C. 20549.

Response

The address has been revised.  Please see page 35.

Recent Sales of Unregistered Securities, page 42

Comment No. 17

Please provide us with a copy of any offering memoranda used in the two Regulation D Offerings.

Response

A copy of the City Media, Inc. offering memorandum is being forward.  Charta Systems, Inc. did not have any placement of its securities except to the founders.

Signature Page

Comment No. 18

Revise to indicate that the registration statement has been signed by your principal financial officer.

Response

The signature line has been revised.

Additionally, the Company acknowledges that:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please feel free to contact me directly.

Sincerely,
City Media, Inc.

/s/ Thomas Howells
Thomas Howells, CEO